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                                                                    Exhibit 99.3
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June___, 2001


[Participating Farmer]
[Address]

Dear Mr. _____________:

As I stated at the Growers Meeting in Chase City this Spring, it was my intention, subject to the consideration and approval of our attorneys, to make available to each farmer currently participating in Star Scientific, Inc's StarCured(TM) tobacco curing program 1,000 shares of common stock of the Company.

While this program has taken some time to put into place because of a number of complex factors relating to our status as a publicly traded company, I am pleased to advise you that, as described in the prospectus discussed below, the O'Donnell Trust and I are now in position to offer you 1,000 shares of Star Scientific's common stock at no cost to you.

Attached to this letter is a prospectus that we were required to file with the Securities and Exchange Commission in order to be in a position to offer shares to you. The prospectus explains in detail the manner in which the shares are being offered. There are two items that you should pay particular attention to in reviewing the prospectus.

First, because of the ongoing relationship between Star Scientific and its participating farmers, we cannot simply give shares to you on a tax-free basis. While we have arranged to provide you and each participating farmer with 1,000 shares of stock at no cost, the market value of the stock (which has been discounted because the stock cannot be traded freely for three years), will be taxable to you this year as ordinary income. A description of the tax treatment and an example showing its application are contained in the prospectus.

Second, because of the mutual commitments to continue with the barn program on a long-term basis, we have provided that the shares we are giving to you cannot be freely traded for a period of three years from the date of issuance, except in certain situations described in the prospectus and in the non-transfer agreement that you have received along with this letter. We felt that a three-year restriction on sale was appropriate because it allows for us to discount the value of the shares by 37.5%, which should result in a tax savings to you, and also recognizes the commitment that you have made to continue with the StarCured(TM) tobacco program for the foreseeable future.
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June __, 2001
Page 2

Although it has taken longer than I had anticipated, I am very pleased that we have been able to structure a transaction that allows you to receive shares of stock in our company. You have always been our partner and we at Star Scientific, Inc. are indebted to each of the farmers who have agreed to participate in the StarCured(TM) tobacco curing program. Without your commitment and skill we would not have been in a position to develop the StarCured(TM) tobacco curing process and demonstrate the commercial feasibility of producing very low-TSNA tobacco. We look forward to continuing our mutually beneficial relationship with you for many more years to come.

Very truly yours,



Jonnie R. Williams
Chief Executive Officer